Exhibit 99.5

CONSENT OF DONALD BUBAR

The undersigned hereby consents to reference to the undersigned in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended November 30, 2012 incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the technical information therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ Donald Bubar
_________________________________
Name: Donald Bubar
Title: President and Chief Executive Officer

Date: January 14, 2013